UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nur Macroprinters Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M75165106
(CUSIP number)

Kanir Joint Investments (2005) Limited Partnership
c/o Adam M. Klein
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Tel: +972-3-608-9839

(Name, address and telephone number of person
authorized to receive notices and communications)

March 24, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Joint Investments (2005) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON PN

___________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement (as defined herein), the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Share held by the Nechama Reporting Persons.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON CO
.
___________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement (as defined herein), the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Share held by the Nechama Reporting Persons.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Menahem Raphael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON IN
.
___________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement (as defined herein), the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Share held by the Nechama Reporting Persons.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Ran Fridrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON IN
.
_________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement (as defined herein), the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Share held by the Nechama Reporting Persons.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS S. Nechama Investments (2008) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,728,723*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%*
14	TYPE OF REPORTING PERSON CO
.
___________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement (as defined herein), the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Share held by the Kanir Reporting Persons.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Shlomo Nechama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,027,426
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER 2,027,426
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,756,149*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%*
14	TYPE OF REPORTING PERSON IN
.
___________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement (as defined herein), the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Share held by the Kanir Reporting Persons.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Kanir LP and Kanir Ltd. on November 14, 2005 (the “Original Schedule 13D”), as amended on February 21, 2008 (“Amendment No. 1”) and on March 11, 2008. This Amendment is being filed, among other reasons, to add two new Reporting Persons, S. Nechama Investments (2008) Ltd. (“Nechama Investments”) and Mr. Shlomo Nechama (together, the “Nechama Reporting Persons”). The other Reporting Persons are referred to herein collectively as the “Kanir Reporting Persons”.

Item 2. Identity and Background

Item 2 is hereby amended by adding the following:

Nechama Investments is an Israeli holding company wholly owned by Mr. Shlomo Nechama, who serves as its sole officer and director. Mr. Nechama is an Israeli citizen who works as an independent finance and business specialist. The address of both Nechama Investments and Mr. Nechama is 8 Raziel Street, Ramat Hasharon, Israel. Neither of them during the last five years has been convicted in a criminal proceeding nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

On March 27, 2007, each of Kanir LP and Nechama Investments entered into a separate loan agreement with Israel Discount Bank Ltd. (the “Bank”) in order to finance the purchase of Ordinary Shares and warrants to purchase Ordinary Shares (together, the “Loan Agreements”). Pursuant to the Loan Agreements, the Bank loaned each of Kanir LP and Nechama Investments approximately $17.5 million for a five-year term. As collateral for the loans, the Bank received a first-priority pledge over 19,020,872 Ordinary Shares and warrants to purchase 2,027,426 Ordinary Shares held by Kanir LP and over 19,021,547 Ordinary Shares held by Nechama Investments.

Item 4. Purposes of Transaction

Item 4 is hereby amended by adding the following:

Certain of the Reporting Persons have entered into the 2008 Shareholders Agreement (as defined below), which contemplates changes in the Issuer’s board of directors and articles of association. See Item 6.

Item 5. Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 72,720,505 Ordinary Shares outstanding as of March 10, 2008, based on information provided by the Issuer.

Kanir LP currently holds 22,660,876 Ordinary Shares and warrants to purchase 13,489,582 Ordinary Shares, which together constitute approximately 41.9% of the outstanding Ordinary Shares (assuming the exercise of all warrants held by Kanir LP). Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich are the sole general partners and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

Nechama Investments currently holds 22,661,551 Ordinary Shares and warrants to purchase 10,067,172 Ordinary Shares, which together constitute approximately 39.5% of the outstanding Ordinary Shares, and Mr. Nechama currently holds warrants to purchase 2,027,426 Ordinary Shares, which constitute approximately 2.7% of the outstanding Ordinary Shares (assuming the exercise of all such warrants). Mr. Nechama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any Ordinary Shares beneficially owned by Nechama Investments, which constitute (together with his warrants) 41.0% of the outstanding Ordinary Shares in the aggregate (assuming the exercise of all warrants held by the Nechama Reporting Persons).

By virtue of the 2008 Shareholders Agreement, the Kanir Reporting Persons and the Nechama Reporting Persons may be deemed to be members of a group that holds shared voting power with respect to 45,322,427 Ordinary Shares and warrants to purchase 23,556,754 Ordinary Shares, which together constitute approximately 71.5% of the outstanding Ordinary Shares (assuming the exercise of all such warrants), and holds shared dispositive power with respect to 36,432,972 Ordinary Shares (the so-called “Restricted Shares” under the 2008 Shareholders Agreement), which constitute 50.1% of the outstanding Ordinary Shares. Accordingly, Mr. Nechama may be deemed to beneficially own approximately 72.1% of the Outstanding Shares. Each of the Kanir Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Nechama Reporting Persons, and each of the Nechama Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Kanir Reporting Persons.

(c)    On March 27, 2008, Kanir LP purchased an aggregate of 440,300 Ordinary Shares, at a price of $0.75 per share, pursuant to certain of the Agreements described in Amendment No. 1. Except as described in this Amendment or in prior amendments to the Original Schedule 13D, no transactions in the Ordinary Shares were effected by the reporting Person during the 60 days prior to the date of this Amendment.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Interest in the Securities of the Issuer Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On March 13, 2008, Mr. Raphael signed a Share Purchase Agreement with L. Nathan Winters to purchase 260,000 Ordinary Shares at $0.75 per share. On the same date, Kanir LP signed a Share Purchase Agreement with Mr. Raphael to purchase such shares at the same price. Such transactions were consummated on March 20, 2008. Such agreements are substantially similar to the agreements filed as Exhibits 7 and 8, respectively, to Amendment No. 1.

2008 Shareholders Agreement

On March 24, 2008, Kanir LP and Nechama Investments entered into a shareholders agreement (the “2008 Shareholders Agreement”) with respect to their holdings in the Issuer. The 2008 Shareholders Agreement contains certain agreements with respect to the Ordinary Shares held by each party that constitute, from time to time, 25.05% of the outstanding Ordinary Shares (the “Restricted Shares”).

Holding Requirements. The 2008 Shareholders Agreement provides that neither party may sell, pledge or otherwise transfer any of its Restricted Shares until March 31, 2010 (the “Lock-Up Period”). In addition, during the Lock-up Period and thereafter for so long as no party has transferred its Restricted Shares to a non-affiliate of such party, each party is required to hold Ordinary Shares constituting at least 25.05% of the outstanding Ordinary Shares. Notwithstanding the foregoing, each party is entitled to pledge its Restricted Shares to a bank in order to finance the purchase thereof.

Right of First Refusal. If, following the Lock-Up Period, either party (the “Selling Party”) wishes to transfer its Restricted Shares, it must first receive an offer form a proposed purchaser to purchase all of its Restricted Shares for cash and offer to sell them to the other party (the “Offeree”) on the same terms and conditions as offered by the proposed purchaser.
Tag Along. Notwithstanding the right of first refusal described above, the Offeree has the right to sell all or a pro rata portion of its Restricted Shares to the proposed purchaser on the same terms and conditions as the Selling Party.

Permitted Transfers. Any securities that do not constitute Restricted Shares are not subject to the foregoing restrictions. In addition, the 2008 Shareholders Agreement permits transfers of Restricted Shares by any party to affiliates thereof, provided that such affiliates become party to such agreement.

Dispute Resolution. Following January 1, 2009, in the event of a disagreement between the parties that is not resolved after specified negotiation and mediation periods, each party will have the right to notify the other party (the “Buy/Sell Notice”) of its demand to purchase all of the other party’s Restricted Shares, or sell to the other Party all of its own Restricted Shares, at a stated price per share in cash. The other party will then have the option to either purchase all of the first party’s Restricted Shares or sell to it all of its own Restricted Shares on the terms set forth in the Buy/Sell Notice.

Board of Directors. The 2008 Shareholders Agreement requires the parties to use their best efforts and to vote all the Ordinary Shares held by them to ensure that the Board of Directors of the Issuer will consist of six directors, of which two directors and one independent director will be recommended by each party. In addition, the parties agreed that Mr. Shlomo Nechama will be appointed as the Chairman of the Board for a period of five years. So long as Mr. Nechama is serving as the Chairman of the Board and Nechama Investments holds Restricted Shares constituting at least 25.05% of the outstanding Ordinary Shares, in the event of a tied vote among directors with respect to a proposed resolution of the Board of Directors, Mr. Nechama will be entitled to cast the tie-breaking vote, provided, however, that (i) in the event that Mr. Nechama intends to exercise such right, he will be required first to deliver a Buy/Sell Notice to the other party and the implementation of the proposed resolution will be deferred until after the closing of the transaction that results from the Buy/Sell Notice and (ii) in the event that three directors of the Issuer so require, the proposed resolution will be conditioned upon the approval of the Issuer’s shareholders.

Shareholder Meetings. The parties agreed to vote all their Ordinary Shares as provided in the 2008 Shareholders Agreement. Where the 2008 Shareholders Agreement is silent as to a matter brought before the shareholders of the Issuer, the parties will agree in advance as to how they will vote. In the event that the parties do not reach an agreement regarding any such matter, they will vote all of their Ordinary Shares against such matter. In addition, the parties agreed to use their best efforts to amend the Issuer’s articles of association to require that, if so requested by at least two directors of the Issuer, certain matters will require the approval of a simple majority of the outstanding Ordinary Shares, such as related party transactions and any material change in the Issuer’s scope of business.

Other Shareholder Agreements. During the term of the 2008 Shareholders Agreement, the parties are not permitted to enter into any additional voting or similar agreements with any other shareholders of the Issuer.

Term. The 2008 Shareholders Agreement will be in effect so long as (i) the parties hold more than 50% of the outstanding Ordinary Shares or (ii) each of the parties holds all of its Restricted Shares. Notwithstanding the foregoing, the 2008 Shareholders Agreement will terminate automatically if the Bank forecloses on its pledge on any the Restricted Shares of either party.

Share Purchases by the Nechama Reporting Persons

On March 24, 2008, Kanir LP assigned to Nechama Investments certain of the share purchase agreements described in Amendment No.1, pursuant to which Nechama Investments purchased an aggregate of 5,518,694 Ordinary Shares at a price of $0.75 per share. On the same date, Kanir LP sold to Mr. Nechama warrants to purchase an aggregate of 2,027,426 Ordinary Shares at various exercise prices, for an aggregate purchase price of approximately $187,000. The purchase agreement is substantially similar to the agreement filed as Exhibit 7 to Amendment No. 1.

Fortissimo SPA

On March 27, 2008, Kanir LP and Nechama Investments (together, the “Purchasers”) and the Fortissimo Entities (as defined in the Original Schedule 13D) entered into a Securities Purchase Agreement (the “Fortissimo SPA”). Pursuant to the terms of the Fortissimo SPA, on March 27, 2008, the Purchasers purchased from the Fortissimo Entities 25,714,285 Ordinary Shares and warrants to purchase 15,100,757 Ordinary Shares for aggregate consideration, which includes a control premium, of approximately $35.5 million, subject to downward adjustments over the subsequent two years pursuant to the terms of the Fortissimo SPA. One-third of the securities will be purchased by Kanir LP and two-thirds were purchased by Nechama Investments (the “Purchaser Proportions”). The Fortissimo Entities also assigned to the Purchasers their registration rights relating to the securities being sold.

Additionally, with respect to additional warrants to purchase 4,184,957 Ordinary Shares, the Purchasers granted the Fortissimo Entities a put option exercisable at $0.50 per warrant, and the Fortissimo Entities granted the Purchasers a call option exercisable at $0.80 per warrant, in each case, subject to equitable adjustments in the event of customary capitalization events or dividend distributions. Said options, which are allocated between the Purchasers based on the Purchaser Proportions, are exercisable during the period commencing on March 27, 2009 and ending on the earlier to occur of (i) March 27, 2010 and (ii) the date on which such warrants have been listed for trade on a stock market.

Pursuant to the Fortissimo SPA, the Shareholders Agreement, dated as of October 31, 2005, among Kanir LP and the Fortissimo Entities was terminated and the three directors that were designated by the Fortissimo Entities resigned from the Issuer’s Board of Directors.

Co-sale Undertaking

On March 27, 2008, certain individuals, including three of the Reporting Persons, entered into a letter agreement with the Fortissimo Entities pursuant to which they undertook, severally and not jointly, to purchase from the Fortissimo Entities warrants to purchase up to an aggregate of 8,000,000 Ordinary Shares at a purchase price of $0.435 per warrant, in the event that certain banks exercise their co-sale rights with the Fortissimo Entities within the subsequent 14 days. In the event that these transactions are fully consummated, Messrs. Raphael and Fridrich would each purchase warrants to purchase 768,356 Ordinary Shares and Mr. Nechama would purchase warrants to purchase 5,694,931 Ordinary Shares.

See Item 3 for a description of the Loan Agreements. Any descriptions of agreements herein are qualified in their entirety by reference to the documents filed as exhibits under Item 7.

Item. 7  Material to be Filed as Exhibits

14.	Shareholders Agreement, dated as of March 24, 2008, between Kanir LP and Nechama Investments

15.	Securities Purchase Agreement, dated as of March 27, 2008, among Kanir LP, Nechama Investments and the Fortissimo Entities

16.	Co-sale Undertaking Letter, dated March 27, 2008, among the Fortissimo Entities and certain individuals

17.	Summary of Hebrew-language Agreements among certain of the Reporting Persons and Israel Discount Bank Ltd., dated March 27, 2008

18.	Joint Filing Agreement among the Reporting Persons, dated March 31, 2008

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2008

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: KANIR INVESTMENTS LTD., its General Partner

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

KANIR INVESTMENTS LTD.

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich

NECHAMA INVESTMENTS (2008) LTD.

By: /s/ Shlomo Nechama
Name: Shlomo Nechama
Title: Director

/s/ Shlomo Nechama
Shlomo Nechama